Exhibit 99.1

Tarena Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, Dec. 8, 2020 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), a leading provider of professional education and K-12 education services in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated December 8, 2020, from Mr. Shaoyun Han, its founder and chairman of the Board, to acquire all of the outstanding Class A ordinary shares of the Company that are not already owned by Mr. Han and his affiliates (the “Buyer Group”) for a purchase price of $4.00 per American Depositary Share (“ADS”, each representing one (1) Class A ordinary share), or US$4.00 per Class A ordinary share, in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Company expects that a special committee of the Board, composed solely of independent and disinterested directors, will be formed to consider the Proposal Letter and the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and K-12 education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

Exhibit A

December 8, 2020

Board of Directors (the “Board”)

Tarena International, Inc. (the “Company”)

6/F, No. 1 Andingmenwai Street, Litchi Tower

Chaoyang District, Beijing 100011

People’s Republic of China

Dear Members of the Board of Directors:

I, Shaoyun Han, founder and Chairman of the Board of the Company, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A ordinary shares (the “Shares”) of the Company that are not already held by me and my affiliates in a going private transaction (the “Acquisition”). My affiliates and I beneficially own approximately 31.2% of all the issued and outstanding shares (including Class A ordinary shares and Class B ordinary Shares) of the Company, which represent approximately 68.5% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed.

I believe that my proposed purchase price of US$4.00 per American depositary shares (“ADS”, each representing one (1) Share), or US$4.00 per Share, in cash, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 27.4% to the Company’s closing price on December 7, 2020, a premium of approximately 71.5% to the average closing price of the Company during the last 30 trading days, and a premium of approximately 95.6% to the average closing price of the Company during the last 60 trading days.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that I can consummate the Acquisition as outlined in this letter.

1.       Buyer. I intend to form an acquisition vehicle for the purpose of implementing the Acquisition. In considering my Proposal, you should be aware that I am interested only in acquiring the outstanding Shares of the Company that are not already held by me and my affiliates, and that I do not intend to sell my Shares in the Company to any third party.

2.       Purchase Price. My proposed consideration payable for the Acquisition is US$4.00 per ADS, or US$4.00 per Share, in cash.

3.       Funding. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.       Process; Due Diligence. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to customary confidentiality agreement.

5.       Definitive Agreements. I am prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) expeditiously. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.       Confidentiality. I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this Proposal. I am sure you will agree with me that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.       No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me.

Sincerely,

Shaoyun Han

/s/ Shaoyun Han